EXHIBIT 20
                                   ----------



For release:                              Contacts:         Media Relations
Jan. 21, 1997                                               Jim Joseph
                                                            606-232-2249
                                                            jmjoseph@lexmark.com

                                                            Investor Relations
                                                            Kurt Braun
                                                            606-232-5108
                                                            braun@lexmark.com


                          LEXMARK INTERNATIONAL REPORTS
                     RECORD PERFORMANCE FOR YEAR AND QUARTER

      -- 1996 net earnings per share up 45 percent before unusual items --

     LEXINGTON,  Ky., Jan. 21, 1997 -- Lexmark  International Group, Inc. (NYSE:
LXK) today announced record revenues and record net earnings for both the full year and the fourth quarter of 1996. Lexmark also reported a 21 percent increase in operating income before amortization of intangibles and a 1995 unusual item, and a 45 percent increase in net earnings per share for the full year before unusual items.

Full-year review:
Revenues reach $2.4 billion

     Revenues in 1996 were $2.4 billion, an increase of 10 percent over 1995 revenues of $2.2 billion; revenues increased 18 percent, however, when revenues from the phased-out keyboard business are excluded. Operating income before amortization was $235 million compared to $195 million before amortization and an unusual item reported in 1995. Operating income after amortization was $230 million, compared to $169 million before an unusual item in 1995, an increase of 36 percent. Amortization, which is now completed, was $5 million in 1996 and $26 million in 1995.

     Net earnings for 1996 increased 48 percent to $128 million, compared to $87 million before unusual items in 1995. Net earnings after unusual items in 1995 were $32 million. Net earnings per share were $1.68, up 45 percent from $1.16 before the unusual items a year ago. Net earnings per share after unusual items in 1995 were 43 cents. Unusual items included a non-cash compensation expense of $39 million after tax in the fourth quarter of 1995 related to the valuation of employee stock options at the time of the initial public offering, and an extraordinary after-tax charge of $16 million related to early extinguishment of debt in the second quarter of 1995.

     "We are very pleased with our performance this year," said Marvin L. Mann, Lexmark chairman and CEO, "particularly in light of our exit from the keyboard business at the end of the first quarter, significant inkjet printer price reductions, a new laser product announcement by Hewlett Packard in April, IBM's re-entry into the desktop laser market in June, and a less favorable IBM supplies distribution agreement. The company's operating margins strengthened as we continued to provide highly competitive printer solutions while aggressively managing both manufacturing costs and operating expenses.

     "Lexmark's ability to achieve strong growth, in spite of the factors mentioned, was the result of the excellent performance of our printer and associated supplies business. Revenues from this core business increased 24 percent and contributed 77 percent of the corporation's revenues in 1996 versus 69 percent in 1995. The success of new products introduced in our other office imaging products division contributed to better-than-expected performance in that division."

Fourth quarter review:
Net earnings per share reach record 59 cents

     Fourth quarter revenues were $687 million, a 9 percent increase over 1995 fourth quarter revenues of $630 million; the revenues increased 16 percent, however, when excluding revenues from the phased-out keyboard business. Revenues from printers and associated supplies increased 22 percent over the very strong fourth quarter of 1995.

     Net earnings in the quarter increased 15 percent to $45 million, compared to $39 million before an unusual item in 1995. Net earnings after the unusual item in 1995 were $1 million. Net earnings per share were 59 cents, up 13 percent from 52 cents before an unusual item a year ago. The unusual item was the non-cash compensation expense described earlier.

     "We are very pleased with Lexmark's fourth quarter results considering the changes in our business mentioned previously," Mann added.


Additional achievements:
Return on equity improves to 27 percent

     The company continued to improve its financial position. Return on average shareholders' equity rose to 27 percent from 25 percent in 1995. In addition, total debt was reduced by a net $30 million to $165 million in 1996, lowering the debt-to-capital ratio to

23 percent from 33 percent last year. The debt reduction occurred even as capital expenditures were a record $145 million. Most of these funds were invested in three new inkjet product manufacturing facilities and to support new products.

     During 1996 the company's achievements also included continued development of international markets, particularly in the Asia/Pacific region, with more than 50 percent of revenues now coming from products sold to customers outside the United States. A number of product introductions and enhancements, including the new Optra E and Optra N laser printers and the Color Jetprinter 2030 and Color Jetprinter 2050, extended the range and competitiveness of Lexmark's printer solutions.

     Lexmark International Group, Inc. is the parent company of Lexmark International, Inc., a global developer, manufacturer and supplier of printing solutions and products, including laser, inkjet and dot-matrix printers and associated consumable supplies for the office and home markets. Lexmark has executive offices and its largest manufacturing center in Lexington, Ky.; other manufacturing centers are Boulder, Colo.; Juarez, Mexico; Rosyth, Scotland; Orleans, France and Sydney, Australia.
                                      ###

97LMI007
1/21/97
















"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements in this release which are not historical facts are forward-looking and involve risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, market acceptance of products, product transitions by the company and its competitors, management of inventory levels, production and supply difficulties, changes in product sales mix, and other risks described in the company's registration statement and other Securities and Exchange Commission filings.

   LEXMARK INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
                 CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                     (In Millions, Except Per Share Amounts)
                                   (Unaudited)


                                          Three Months Ended    Percent
                                              December 31       Change
                                          ------------------    -------
                                          1996         1995
                                          ----         ----

Revenues                                 $686.9        $630.3      9%

Cost of revenues                          468.0         427.2
                                          -----         -----
     Gross profit                         218.9         203.1      8

Research and development                   31.8          28.9
Selling, general and
 administrative                           108.7         100.5
Option compensation
 related to IPO (1)                           -          60.6
Amortization of intangibles                   -           5.3
                                          -----         -----
     Operating expenses                   140.5         195.3    (28)
                                          -----         -----

     Operating income                      78.4           7.8     N/A

Interest expense, net                       4.9           6.2
Amortization of deferred
 financing costs and other                  2.1           5.2
                                          -----         -----
     Earnings (loss) before
      income taxes                         71.4          (3.6)    N/A

Provision (benefit) for
 income taxes                              26.2          (4.3)
                                          -----         -----
     Net earnings                         $45.2          $0.7     N/A
                                          =====         =====
Earnings per common and
 common equivalent share,
 primary and fully diluted                $0.59         $0.01     N/A
                                          =====         =====
Shares used in per share
 calculation                               77.0          75.0
                                          =====         =====


(1) IPO non-cash option compensation recognized for certain of the Company's outstanding employee stock options upon consummation of the initial public offerings.

               LEXMARK INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
                 CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                     (In Millions, Except Per Share Amounts)
                                   (Unaudited)


                                         Years Ended            Percent
                                         December 31,           Change
                                      -----------------         -------
                                       1996       1995
                                       ----       ----

Revenues                             $2,377.6   $2,157.8           10%

Cost of revenues                      1,630.2    1,487.9
                                      -------    -------
     Gross profit                       747.4      669.9           12

Research and development                123.9      116.1
Selling, general and
 administrative                         388.0      359.1
Option compensation
 related to IPO (1)                       -         60.6
Amortization of intangibles               5.1       25.6
                                      -------    -------
     Operating expenses                 517.0      561.4           (8)
                                      -------    -------
     Operating income                   230.4      108.5          112

Interest expense, net                    20.9       35.1
Amortization of deferred
 financing costs and other                7.9       10.1
                                      -------    -------
     Earnings before income
      taxes and extraordinary item      201.6       63.3          218

Provision for income taxes               73.8       15.2
                                      -------    -------
     Earnings before
      extraordinary item                127.8       48.1          165

Extraordinary loss on
 extinguishment of debt
 (net of related
 tax benefit of $6.4)                     -       (15.7)
                                      -------   --------
     Net earnings                      $127.8      $32.4          294
                                      =======   ========

Earnings per common and
 common equivalent share,
 primary and fully diluted:
     Before extraordinary
      item                              $1.68      $0.64          161
     Extraordinary loss                    -       (0.21)
                                      -------   --------
     Net earnings                       $1.68      $0.43          287
                                      =======   ========

Shares used in per share
 calculation                             76.2       74.9
                                      =======   ========


(1) IPO non-cash option compensation recognized for certain of the Company's outstanding employee stock options upon consummation of the initial public offerings.

               LEXMARK INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
             CONSOLIDATED CONDENSED STATEMENTS OF FINANCIAL POSITION
                                  (In Millions)
                                   (Unaudited)


                                               December 31, 1996
                                               -----------------
                                               1996         1995
                                               ----         ----
ASSETS
Current assets:
 Cash and cash equivalents                    $119.3        $150.5
 Trade receivables, net                        304.7         213.6
 Inventories                                   271.0         296.3
 Prepaid expenses and other
  current assets                                70.1          55.3
                                             -------       -------
     Total current assets                      765.1         715.7
Property, plant and
 equipment, net                                434.1         361.2
Other assets                                    22.3          66.0
                                             -------       -------
     Total assets                           $1,221.5      $1,142.9
                                             =======       =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Short-term debt                                $2.1           $ -
 Current portion of
  long-term debt                                 -            20.0
 Accounts payable                              197.2         209.6
 Accrued liabilities                           222.0         258.4
                                             -------       -------
     Total current
      liabilities                              421.3         488.0

Long-term debt                                 163.2         175.0
Other liabilities                               96.7          89.7
                                             -------       -------
     Total liabilities                         681.2         752.7


Stockholders' equity:
 Preferred stock                                  -             -
 Common stock and capital
  in excess of par                             520.0         495.3
 Retained earnings (deficit)                    19.8        (108.0)
 Accumulated translation
  adjustment                                     0.5           2.9
                                             -------       -------
     Total stockholders'equity                 540.3         390.2
                                             -------       -------
     Total liabilities and stockholders'
      equity                                $1,221.5      $1,142.9
                                            ========      ========